Via Facsimile and U.S. Mail
Mail Stop 6010

March 2, 2009

Harvey Kamil
President and Chief Financial Officer
NBTY, Inc.
2100 Smithtown Avenue
Ronkonkoma, New York

Re: **NBTY, Inc.**
       Form 10-K for the Year Ended September 30, 2008
       Filed December 1, 2008
       File No. 001-31788

Dear Mr. Kamil:

        We have reviewed your February 13, 2009 response to our February 2, 2009 letter and
have the following comments. In our comments, we ask you to provide us with information to
better understand your disclosure. Where it requests you to revise disclosure, the information
you provide should show us what the revised disclosure will look like and identify the annual or
quarterly filing, as applicable, in which you intend to first include it. If you do not believe that
revised disclosure is necessary, explain the reason in your response. After reviewing the
information provided, we may raise additional comments and/or request that you amend your
filing.

Form 10-K, filed December 1, 2008

Item 11. Executive Compensation

How the Company Determines its Executive Compensation, incorporated from page 13 of the
proxy statement

1.   We note your response to prior comment 5 regarding the factors considered by your
        compensation committee in determining the new terms of the employment agreements
        with Messrs. Rudolph and Kamil. Please revise your disclosure of the factors to provide
        more information about the current market practices for corporate executives at your peer
        companies. In addition, please disclose how the compensation committee evaluated and
        used each of these factors in establishing the new terms of employment.

2.   We note your response to prior comment 7 regarding the factors considered by the committee in determining discretionary bonuses and we are unable to locate your disclosure of how your compensation committee evaluates these factors. Please revise to include this disclosure.

Item 15. Exhibits and Financial Statement Schedules, page 60

3.   We note your responses to prior comments 11 and 12 regarding your director retirement benefit policy and the Vitamin World lease for the store in Warwick, Rhode Island. Please note that we will not be able to clear this comment until copies of these agreements have been filed.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provide any requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director